

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

<u>Via E-mail</u>
Mr. Nelson Perez
President and Director
Bella Costa Designs, Inc.
Sector Central, Lote 31
Aldea Los Canoas
Guatemala

> **Re:** **Bella Costa Designs, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 17, 2015**
> **File No. 333-201403**

Dear Mr. Perez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Bella Costa Designs Inc., page 6

1. We note your revised disclosure in response to comment 2 of our letter dated February 5, 2015. In particular, we note that you will need at least $10,000 for legal and professional fees for the next 12 months and that your monthly burn rate will be $1,097. You also indicate that the burn rate is your monthly professional expenses plus general and administrative expenses to stay in business divided by 12 months. Please tell us why your burn rate is based only on general and administrative costs or revise accordingly.

The Offering, page 7

2. You disclose here that net proceeds from the offering amounts to $80,000 assuming that all shares are sold. In Item 13 (page 31) you disclose the separate components of the $10,000 in estimated offering expenses in connection with the offering. In response to

comments four and five of our letter dated February 4, 2015 you state that these offering expenses will be paid already by the time the Company raises funds and will not be paid out of net proceeds. Given that the Company only had cash of $827 as of January 31, 2015 (page F-1), please further explain to us how you expect to pay the estimated offering expenses of $10,000 prior to raising funds in the offering. Alternatively, please revise your filing as follows:

- Disclose under this heading that $80,000 of estimated gross proceeds will result in $70,000 of net proceeds after deducting estimated offering expenses.

- Revise your calculation of net tangible book value for each sales scenario under the Dilution heading (page 16) so that it is based on the estimated net proceeds of the offering to show the full impact of the potential dilution to investors. In this regard, it appears that the current funding level amounts represent the gross proceeds instead of the net proceeds.

Use of Proceeds, page 13

3. We note your response to comments 4 and 5 of our letter dated February 5, 2015 and we reissue the comments. Your response states that "the offering fees … will be paid already by the time company raises funds. Therefore, the company does not have to pay for the offering fees out of proceeds because those fees will be paid before the proceeds." We also note your disclosure in the Liquidity and Capital Resources section that "[p]roceeds of $20,000 from this offering will be used for our offering expenses and to cover professional fees and to order first set of dresses in the next twelve months." Finally, we note that the offering expenses are approximately $10,000 and that the company had $827 of total assets as of January 31, 2015. Please advise us exactly how the company will pay the $10,000 in offering expenses without the offering proceeds given the amount of company assets or revise your prospectus accordingly. We may have further comment.

Dilution, page 15

4. We note your disclosure on page 16 that indicates the dilution table is based on amounts as of October 31, 2014. Please revise your disclosure to present the amounts as of January 31, 2015 that your dilution table is now based on. Refer to your response to comment seven of our letter dated February 5, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Diane J. Harrison, Esq.